UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-7598

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN

(Full title of the plan)

VARIAN MEDICAL SYSTEMS, INC.

(Name of issuer of the securities held pursuant to the plan)

3100 HANSEN WAY

PALO ALTO, CALIFORNIA 94304-1129

(Address of issuer’s principal executive office)

VARIAN MEDICAL SYSTEMS, INC.

RETIREMENT PLAN

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Varian Medical Systems, Inc.

Retirement Plan

We have audited the financial statements of the Varian Medical Systems, Inc. Retirement Plan (the Plan) as of December 31, 2008 and 2007, and for the year ended December 31, 2008, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California

June 12, 2009

Varian Medical Systems, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
(in thousands of dollars)	2008	2007
Assets
Investments, at fair value (Note 4)	$403,387	$567,664

Contributions receivable
Participants	411	543
Employer	1,040	824

Total receivable	1,451	1,367

Net assets availale for benefits at fair value	404,838	569,031
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,040	259

Net assets availale for benefits	$406,878	$569,290

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Statement of Changes In Net Assets Available for Benefits

(in thousands of dollars)	Year Ended December 31, 2008
Additions to net assets attributed to
Investment income
Dividends and interest income	$18,551

Total investment income	18,551

Contributions
Participant	21,620
Employer	11,180

Total contributions	32,800

Total additions	51,351

Deductions from net assets attributed to
Net unrealized and realized depreciation in the fair value of investments	168,256
Benefits paid to participants	45,262
Administrative expenses	245

Total deductions	213,763

Net change	(162,412)
Net assets available for benefits
Beginning of year	569,290

End of year	$406,878

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description/Plan Prospectus for more detailed information.

The Plan was established to provide benefits to those eligible employees of Varian Medical Systems, Inc. (the “Company”) who elect to participate. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee. Expenses for administering the Plan are primarily the responsibility of the Plan participants.

Eligibility

Employees are eligible to enroll in the Plan immediately after they are hired by the Company.

Participant Contributions

Participants in the Plan may make a minimum contribution of 1% of their eligible base pay up to a maximum of 25% of their eligible base pay on a pre-tax basis, subject to statutory annual limitations. Participants must complete one year of service before making any after-tax contributions to the Plan, up to a maximum of 15% of their eligible base pay. Eligible base pay is defined by the Plan and includes an employee’s bonus under the Company’s Management Incentive Plan and Varian Performance Incentive Plan. Employees of the Company may elect to have their Employee Incentive Plan (“EIP”) bonus paid out in cash or deposited directly to their Plan account in 10% increments. All participant contributions are subject to statutory annual limitations and Plan rules. Participants may make rollover contributions to the Plan representing distributions from other qualified retirement plans.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

Employer Contributions

Upon completion of one year of service with the Company, participants are entitled to receive Company matching contributions. The Company’s matching contribution is 100% of a participant’s before-tax and/or after-tax contribution, up to a maximum of 6% of the participant’s eligible base pay. The Company’s matching contribution for an employee’s EIP bonus that is deferred into the Plan is 6%. The Company may make a discretionary retirement profit-sharing contribution to the Plan for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants’ portions of the Company’s retirement profit sharing contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Plan year. No discretionary Company retirement profit-sharing contributions were made for the year ended December 31, 2008.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings (losses) and charged with an allocation of certain administrative expenses. Allocations are based on participant contributions, eligible base pay, earnings or account balances, as defined in the Plan.

Participants are immediately fully vested in their contributions and Company contributions. Contributions made to the Plan are allocated among a variety of investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction. Participants may transfer account balances and the investment of their future contributions among these funds.

Participant Loans

Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000. Loan balances are also subject to certain other limitations as provided by the Plan. Loan balances are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the date requested. As of December 31, 2008, the interest rates on outstanding loans range from 5% to 10.5% with various maturities through January 2014. Principal and interest are paid ratably through payroll deductions over five years or less. Upon employment termination, the entire loan balance becomes immediately due and payable unless the participant arranges to repay the loan through automatic, periodic payments from the participant’s bank account or by using a coupon book for remitting payment.

Payment of Benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their accounts or annual installments over a period of years. Upon termination of service for other reasons, a participant’s account will be paid in a single lump sum. A qualified annuity is available to participants who had after-tax contributions or Company matching contributions prior to January 1, 2003.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

Hardship Distributions

Participants are allowed to withdraw funds from the Plan in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal). Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared utilizing the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

Investment Valuation

The Plan provides participants with investment options in registered investment companies, a common / collective trust (the “CCT”), and the Company’s common stock. Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

The Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”) effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

As a result of the adoption of SFAS No. 157, the Plan classified its investments as of December 31, 2008 based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 4). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below.

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. Shares of the Company’s common stock are valued at fair value as determined by quoted market prices.

Units held in the CCT are valued at estimated fair value, which has been determined based on the unit value of the CCT as reported by Fidelity Trust. The unit value is determined by Fidelity Trust by dividing the CCT’s net assets at fair value by its units outstanding at the valuation date.

Participant loans are not actively traded and significant other observable inputs are not available. Thus, the fair value of participant loans is approximately equal to the amortized cost of the loans because the loans are secured by each respective participant’s account balance.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. The net depreciation in the fair value of investments consists of both net realized gains or losses and the net unrealized appreciation or depreciation on investments.

Payment of Benefits

Benefits are recorded when paid.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

3.	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31:

	December 31,
(in thousands of dollars)	2008	2007
PIMCO Total Return	$93,631	$88,439
Fidelity Growth Company	60,377	110,441
Vanguard Institutional Index	55,603	102,439
Fidelity Managed Income Portfolio II	50,260	34,178
Fidelity Balanced	31,370	57,846
NB Genesis Trust	24,094	37,723
Fidelity Diversified International *	—	40,266

*	Investment did not represent 5% of Plan net assets at December 31, 2008.

During 2008, the Plan’s investments depreciated in value by approximately $168,256,000 as follows:

(in thousands of dollars)
Registered investment companies	$(162,210)
Company stock fund	(6,046)

(168,256)

Investment Contracts

The Fidelity Managed Income Portfolio II Fund is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives. The Fund holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive).

In accordance with the FSP, the Fidelity Managed Income Portfolio II Fund is presented at fair value on the statements of net assets available for benefits. The adjustment from fair value to contract value is based on the contract value as reported by Fidelity Trust (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses).

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

4.	Fair Value Measurements

The following table discloses by level the SFAS No. 157 fair value hierarchy discussed in Note 2.

	Investments at Fair Value as of December 31, 2008
(in thousands of dollars)	Level 1	Level 2	Level 3	Total
Registered investment companies	$335,563	$—	$—	$335,563
Common / collective trust	—	50,260	—	50,260
Varian Medical Systems, Inc. common stock	13,575	—	—	13,575
Participant loans	—	—	3,989	3,989

	$349,138	$50,260	$3,989	$403,387

The following table discloses the summary of changes in the fair value of the Plan’s level 3 investment assets:

(in thousands of dollars)	Participant Loans
Beginning balance	$3,453
Issuances and settlements, net	536

Ending balance	$3,989

5.	Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions and/or 25% of their account balance in the Varian Medical Systems Stock Fund. Investments in the Company’s common stock at December 31, 2008, and 2007 consisted of 387,422 and 331,118 shares, respectively, with fair market values of approximately $13,575,000 and $17,271,000 respectively. The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock. The remainder of the Varian Medical Systems Stock Fund, approximately $289,000 and $444,000 at December 31, 2008, and 2007, respectively, is invested in the Fidelity Institutional Money Market Portfolio to allow for timely handling of exchanges, withdrawals and distributions.

Certain investments are shares of mutual funds managed by an affiliate of Fidelity Trust, and therefore these transactions qualify as party-in-interest. Administrative fees paid by the Plan to Fidelity for the year ended December 31, 2008 were $245,000.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

6.	Income Tax Status

The Plan obtained its current determination letter on December 4, 2001, in which the Internal Revenue Service stated that the Plan design is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been subsequently amended; however, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from tax. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	Risks and Uncertainties

The Plan provides participants with investment options in registered investment companies, the CCT, and the Company’s common stock. These investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

9.	Reconciliation to Form 5500

The following schedule is a reconciliation of net assets available for benefits and changes in net assets available for benefits per financial statements to the Form 5500 as of December 31, 2008 and 2007:

(in thousands of dollars)	2008	2007
Net assets available for benefits per the financial statements	$406,878	$569,290
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,040)	(259)

Net assets available for benefits per the Form 5500	$404,838	$569,031

Change in net assets available for benefits per the financial statements	$(162,412)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,781)

Change in net assets available for benefits per the Form 5500	$(164,193)

Supplemental Schedule

Varian Medical Systems, Inc. Retirement Plan	EIN: 94-2359345
Schedule H, Item 4i – Schedule of Assets (Held at End of Year)	Plan #: 002
December 31, 2008

(a) Identity of Issuer	(b) Description of Investment	(e) Current Value
PIMCO Total Return	Registered Investment Company	$93,630,954
* Fidelity Growth Company	Registered Investment Company	60,376,970
Vanguard Institutional Index	Registered Investment Company	55,603,134
* Fidelity Managed Income Portfolio II	Common Collective Trust	50,260,231
* Fidelity Balanced Fund	Registered Investment Company	31,369,982
NB Genesis	Registered Investment Company	24,093,930
* Fidelity Diversified International	Registered Investment Company	18,055,063
* Varian Medical Systems, Inc. Common Stock	Common Stock	13,575,267
* Fidelity Freedom 2020	Registered Investment Company	8,254,811
Vanguard Total Bond Market Index	Registered Investment Company	7,541,028
* Fidelity Freedom 2030	Registered Investment Company	6,522,384
* Fidelity Freedom 2010	Registered Investment Company	4,601,915
H&W Large Cap Value I	Registered Investment Company	3,909,141
* Spartan International Index	Registered Investment Company	3,841,852
Dodge & Cox International Stock	Registered Investment Company	3,804,565
* Fidelity Freedom 2040	Registered Investment Company	3,207,528
* Spartan Total Market Index	Registered Investment Company	3,095,734
Vanguard Small Cap Index Inv	Registered Investment Company	3,005,026
Century Small Cap Select Instl	Registered Investment Company	2,308,402
* Fidelity Freedom Income	Registered Investment Company	1,099,345
* Fidelity Freedom 2050	Registered Investment Company	616,769
* Fidelity Freedom 2000	Registered Investment Company	334,994
* Fidelity Institutional Money Market Portfolio	Registered Investment Company	288,637
* Participant Loans	Interest rates range from 5% to 10.5%	3,989,086

		$403,386,748

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VARIAN MEDICAL SYSTEMS INC.
RETIREMENT PLAN

By:	Varian Medical Systems, Inc.

By:	/s/ Wendy S. Reitherman
Wendy S. Reitherman
Corporate Vice President, Human Resources

Date: June 12, 2009